

September 19, 2014

<u>Via E-mail</u>
Mark L. Heimbouch
Chief Financial Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

      Re: **Vantiv, Inc.**
                   Form 10-K for the Fiscal Year Ended December 31, 2013
                   Filed February 14, 2014
                   File No. 001-35462

Dear Mr. Heimbouch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Income, page 66</u>

1. We note your disclosure on page 75 regarding processing revenues, which you recorded net of interchange fees, and your disclosure on page 76 regarding a number of revenue items included in merchant services revenue that are incurred by you and are reimbursable as the costs are passed through to and paid by your clients, consisting primarily of Visa, MasterCard and other payment network fees. Please tell us in more detail about each of the significant categories of revenue items that are incurred by you and passed through to your clients, and the associated amounts included in both revenue and expenses for your most recently completed fiscal year, and specifically identify the

line items these costs are presented within. Further, please tell us in detail how you concluded each of these amounts should be recorded gross within revenue, and contrast these categories with the net reporting conclusion you reached regarding interchange fees. Cite relevant U.S. GAAP in your response.

Notes to Consolidated Financial Statements, page 73

12. Capital Stock, page 90

Dividend Restrictions, page 90

2. We note that the dividends you receive from your subsidiaries are subject to various restrictions. Please tell us more about these restrictions, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. Include in your response the amount and percentage of your net assets that are restricted as of December 31, 2013.

20. Quarterly Consolidated Results of Operations (Unaudited), page 101

3. Please revise future filings to include net income (loss) as required by Item 302(A)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief